February 25, 2011

Ms. Sonia Gupta Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:                               Station Casinos LLC (the “Company”)
Amendment No. 1 to Form 10 (the “Form 10”)
Filed January 20, 2011
File No. 000-54193

Dear Ms. Barros:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated February 7, 2010.  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10.

General

1.                                       We note your response to comment 5 of our letter dated December 10, 2010.  In response to our comment, you state that “securities pursuant to the Rights Offering will be exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof and Section 506 of Regulation D promulgated under the Securities Act.”  We note that you have not filed a Form D.  Please advise.  Additionally, please explain why your disclosure does not constitute a general solicitation for the rights offering.  Further, please advise whether all parties that may participate in the rights offering have already committed to purchase the non-voting units such that the sale of the non-voting units is complete.  Please explain when these parties committed to purchase the non-voting units and whether there are any limitations on their obligations to purchase the non-voting units.  Please advise whether you have entered into a written agreement with these parties.  Please advise how the commitment to purchase the non-voting units in the Rights Offering complies with Section 5 of the Securities Act.  Please refer to footnote 391 in Release No. 33-8591 (December 1, 2005) where we clarified that the date of sale of security is the date of contractual commitment.  Please clarify your disclosure on page 5 as appropriate.

RESPONSE:

Please be advised that the Company has not yet commenced the Rights Offering and the date of launch, price per unit and size of the rights offering have not yet been determined.  Accordingly, except as described below, Opco Unsecured have not been given the opportunity to commit, and have not committed, to purchase securities pursuant to the Rights Offering.  The Company has not entered into any agreements with respect to the purchase of Non-Voting Units in the Rights Offering, but certain affiliates of Fidelity Management & Research Company, Oaktree Capital Management, L.P. and Serengeti Asset Management, LP who are Opco Unsecured Creditors (the “Put Parties”) entered into to that certain Put Party Commitment Agreement (the “Put Party Agreement”), dated as of August 5, 2010, by and among the Put Parties, German American Capital Corporation, JPMorgan Chase Bank, N.A., Frank J. Fertitta III, Lorenzo J. Fertitta and Fertitta Entertainment LLC (formerly known as Fertitta Gaming LLC) pursuant to which the Put Parties agreed to purchase Non-Voting Units offered in the Rights Offering to the extent that such units are not purchased by other Opco Unsecured Creditors.  The obligations of the Put Parties under the Put Party Agreement are subject to several conditions, including the occurrence of the Effective Date on or before June 30, 2011 and the issuance of a final order by the Bankruptcy Court with respect to certain tax matters or the issuance of a private letter ruling by the Internal Revenue Service regarding the application of Section 267 of the Internal Revenue Code of 1986 to the transactions contemplated by the Plan.  Following the launch of the Rights Offering, it is expected that the Put Parties will execute subscription agreements that commit them to purchase a specific number of Non-Voting Units at a set purchase price.  To the extent the Put Party Agreement constitutes a commitment to purchase securities in the Rights Offering as described in footnote 391 of Release No. 33-8591 (December 1, 2005), any resultant sale of securities to the Put Parties (each of which the Company reasonably believes was an “accredited investor” in the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), at the time of the execution of the Put Party Agreement) deemed to have occurred upon the execution of the Put Party Agreement would be exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 506 of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act.

At the time of the launch of the Rights Offering, holders of Station’s senior notes will be offered the opportunity to subscribe for Non-Voting Units based on their pro rata ownership of Station’s outstanding senior notes, provided that the minimum subscription price will be $250,000.  In addition, such Opco Unsecured Creditors will be entitled to participate in the Rights Offering only if they provide confirmation reasonably acceptable to the Company that they are “accredited investors” in advance of receipt of the subscription materials.  As a result, the right to subscribe for Non-Voting Units in the Rights Offering will be made available only to a limited number of accredited investors that are existing holders of Station’s senior notes.  In addition, such rights will not be transferrable.  Assuming that the Non-Voting Units offered pursuant to the Rights Offering have an aggregate subscription price of $100 million, approximately 38 offerees that each hold at least $2.5 in principal amount of senior notes of Station will be offered the right to purchase Non-Voting Units in the Rights Offering.  The Company has considered whether the disclosure contained in its Form 10 constitutes a “general solicitation” and respectfully submits that the disclosure should not be considered “general solicitation” because the Company has a substantive pre-existing relationship with each of the existing creditors of the Company that is a potential offeree in the Rights Offering.

With respect to the filing of a Form D reporting sales of the Non-Voting Units in the Rights Offering, the Company confirms that it intends to file a Form D once irrevocable contractual commitments to purchase securities in the Rights Offering in the form of subscription agreements have been entered into by the Put Parties and any other Opco Unsecured Creditors that participate in the Rights Offering.  Moreover, if the Staff does not share the Company’s belief that a Form D is not yet required to be filed as a result of the actions heretofore taken in connection with the preparation for the eventual launch of the Rights Offering, the Company will endeavor to promptly cause to be filed a Form D with respect to such actions and the planned Rights Offering in as complete a form as is reasonably possible based on the terms of the proposed Rights Offering that have been established to date.

2.                                      We note your response to comment 6 of our letter dated December 10, 2010.  Please ensure that you provide an explanation for all terms and descriptions used in your disclosure that may be unclear to investors.  For example only, we note your reference to pari-mutuel wagering on page 12 and trade and credit on page 35.  Please refer to Rule 421 of Regulation C.

RESPONSE:

Please see the revised disclosures throughout Amendment No. 2 to the Form 10, including pages 12-15, 18, 23, 34, 41, 50, 53 and A-26 (the “Amended Form 10”).

3.                                      As previously noted, we will not clear your Form 10 registration statement until the outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2009 have been resolved.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.  The Company will continue to respond to the Staff’s comments until all of the Staff’s comments have been addressed.

Restructuring Transactions, page 4

4.                                      We note your response to comment 7 of our comment letter dated December 10, 2010.  Please revise the chart so that it is legible.

RESPONSE:

Please see the revised chart included on page 4 the Amended Form 10.

Narrative Description of Business, page 6

5.                                      Please provide support for your statement that Station’s target market consists of patrons seeking “higher-than-average payout rates.”

RESPONSE:

Please note that we have the revised disclosure on page 6 of the Amended Form 10 to delete the statement regarding “higher-than-average payout rates.”

Managers, page 21

6.                                     We note your response to comment 25 of our letter dated December 10, 2010.  Please expand your disclosure to clarify whether any of your managers are currently involved in other businesses that are in direct competition with you.  Please discuss their fiduciary obligations to you and whether these obligations may conflict with their obligations toward any other entities.

RESPONSE:

Please see the revised disclosure on page 20 of the Amended Form 10.

Item 1A.  Risk Factors, page 22

7.                                     We note your statement: “Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Registration Statement.  Additional risks and uncertainties that management is not aware of, or that are currently deemed immaterial, may also adversely affect our business.”  Please revise to clarify that all material risks are presented in this section.  It is not appropriate to reference additional risk factors not included in this section or to indicate that existing risks that management deems to be immaterial may, at a later date, be material.  All material risk factors should be described and risks that are deemed to be immaterial should not be referenced.

RESPONSE:

Please see the revised disclosure on page 20 of the Amended Form 10.

We will regularly pursue new gaming acquisition…, page 26

8.                                       Please clarify what you mean by the phrase “certain political factors” in the third bullet point.

RESPONSE:

Please see the revised disclosure on page 25 of the Amended Form 10.

Item 3. Properties

9.                                     We note your response to comment 29 of our letter dated December 10, 2010.  We reissue our comment.  Please provide operating data for the portfolio of properties you intend to acquire.  For example, disclose occupancy rates, average daily rates (“ADR”) and revenue per available  room (“RevPAR”).  Refer to Item 15 of Form S-11 as a guide.

RESPONSE:

Please see the revised disclosure on page 7 of the Amended Form 10.

10.                               We note your response to comment 32 of our letter dated December 10, 2010.  We were not able to locate your revised disclosure.  Please clarify that you intend to acquire the eight additional sites that Station currently owns or leases that are referenced on page 58.

RESPONSE:

Please see the revised disclosure on page 57 of the Amended Form 10.

Notes to Condensed Consolidated Financial Statements, page A-4

Note 2.  Property and Equipment, page A-8

11.                                Please revise your disclosure to include a description of the impaired property an equipment and the facts and circumstances leading to the impairment.  Please also disclose the method used to determine fair value of the impaired assets.  Refer to ASC 360-10-50-2.

RESPONSE:

Please see the revised disclosure on page A-8 of the Amended Form 10.

Note 3.  Goodwill and Other Intangible Assets, page A-8

12.                                Please revise your disclosure to include a description of the facts and circumstances leading to the $60.4 million impairment of goodwill and the method of determining the fair value of the associated reporting unit.  Refer to ASC 350-20-50-2.

RESPONSE:

Please see the revised disclosure on pages A-8 and A-9 of the Amended Form 10.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page C-1

13.                               We note that you have changed your determination regarding the use of fresh-start reporting since the filing of your initial Form 10.  Please tell us what changes have occurred in the expected post-emergence ownership structure and provide us with the analysis you used to support fresh-start reporting.  We refer to ASC 852-10-45-19.

RESPONSE:

The guidance in ASC 852-10-45-19 states that the entity shall adopt fresh start reporting upon its emergence from Chapter 11 if the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all postpetition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, and the loss of control contemplated by the plan is substantive and not temporary.

The reorganization value of the assets of the emerging entity immediately before the date of confirmation was approximately $2.6 billion, which is significantly less than the total of all postpetition liabilities and allowed claims of approximately $6.7 billion.

Immediately before the confirmation of the plan of reorganization, the beneficial ownership of the existing voting shares was held 1/3 by Frank J. Fertitta III, 1/3 by Lorenzo J. Fertitta, and 1/3 by Thomas J. Barrack, Jr.  As of the date of filing of the initial Form 10, 50% of the voting shares of the emerging entity were expected to be beneficially held by Frank J. Fertitta III and Lorenzo J. Fertitta, 50% by designees of the Mortgage Lenders, and 0% by Mr. Barrack.  As a result, the emerging entity was not expected to adopt fresh start reporting.

Subsequent to the filing of the initial Form 10, the expected post-emergence ownership structure was changed such that Frank J. Fertitta III and Lorenzo J. Fertitta would hold 49.9% of the beneficial ownership of the voting shares, and 50.1% would be held by designees of the Mortgage Lenders.  The loss of control contemplated by the plan is substantive and not temporary.  As a result of this change, fresh start reporting would be required in accordance with ASC 852-10-45-19 and accordingly, the pro forma financial statements in Amendment No. 1 to Form 10 reflect the effect of fresh start reporting.

14.                                Please revise your disclosure to identify the third party appraiser retained to assist management in valuing Station’s assets and liabilities upon emergence from bankruptcy.

RESPONSE:

Please see the revised disclosure on page C-1 of the Amended Form 10.

Note 3. Pro Forma Adjustments, page C-8

15.                               We note that you have eliminated the balance of Other long-term liabilities, net from the pro forma balance sheet.  Please explain your basis for eliminating these liabilities upon emergence, given that they are not subject to compromise.

RESPONSE:

The $5,849 of other long-term liabilities, net was eliminated as it represents the liability for unrecognized tax benefits which upon adoption of fresh-start reporting will be zero.

* * *

Attached is a statement from the Company acknowledging the items requested in your original letter.  If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 495-4210.

Sincerely,

/s Thomas M. Friel
Thomas M. Friel
Executive Vice President, Chief Accounting Officer & Treasurer

Attachments

cc: Deborah J. Ruosch, Milbank Tweed Hadley & McCloy

The undersigned on behalf of Station Casinos LLC (the “Company”) acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President, Chief Accounting Officer & Treasurer